

FRUITCRAFT

Raise a Glass to Good


BECOME A MEMBER
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BECOME AN OWNER
Invest In The Next Big Thing In Craft Alcohol.

Who/What We Are

As a social value enterprise, FruitCraft seeks to make a difference by retooling its use of profits to create common good. FruitCraft operates as a kombuchery, cidery, meadery, winery and distillery in San Diego, CA. At our core we have engineered a tasting room experience geared towards building community and empowering consumers to *Raise A Glass To Good* by making a difference with the money they spend.

During our growth phase, profits are reinvested to grow the organization further. Once the companies revenue matures and profits are no longer needed for company growth, they can be used to launch other companies who want to adopt the social value enterprise business model.

Democratize Business:
FruitCraft's Mission

FruitCraft's social mission is to democratize the ownership of businesses in order to prevent the negative outcomes of business that allow for individuals to profit at the expense of everybody or everything else. We believe that if all businesses everywhere were already accountable to their communities through the sharing of their ownership and decision making the negative outcomes of business that affect our social, environmental and economic well-being would be negligible. While this model has the potential to addresses economic inequality, crime, poverty and many other societal problems from a root cause perspective, the most pressing challenge may be Climate Change.





FruitCraft Addresses Climate Change

Climate Change is one of the largest problems facing our planet. The scientific community agrees that humans are the cause behind elevated levels of CO2 emissions and that if we don't reduce the levels emitted we'll be inhabiting a planet that counts hurricanes, wildfires, and famines as the norm. Some estimates give us to 2035 before we pass the point of no return. It's imperative that we act quickly and use whatever power we have to help solve the problem. And though the majority of the planets residents are in favor of taking drastic measures to prevent the problem from worsening, it's become evident that it can't be done without the cooperation of business.

Climate Change: The Root Cause

The problem is that most businesses that can make an impact at scale are unwilling to make the necessary changes because of the potential effect on their short term profits. This shouldn't be a surprise. The entire reason these businesses exist in the first place is to produce profits that inure to the benefit of those who own them.

Therein lies the problem and the root cause of climate change. Not only is the power and authority to direct a company highly concentrated, but it's entirely acceptable for a company to destroy people or planet so long as profits are generated.

The solution is to update the reason business exists. It's to update the WHY of business. Instead of business existing to produce profits for individuals (potentially at the expense of the community). What if business existed to produce profits for the whole instead of just a part? What if business was accountable to other stakeholders (consumers & laborers) instead of just founders and investors?

Consumers Demand Change



Unfortunately, it's not likely that businesses would share their ownership voluntarily since they exist to produce profits for a small group of owners. To share their ownership would mean less profits for the current set of owners.

Fortunately for the world, the marketplace is actually controlled by consumers not producers. Supply and demand are the forces that shape our economy. And if demand exists from consumers, suppliers will not be far behind to meet their needs.



Consumer Disruption

Today, a new type of consumer is being birthed by the marketplace that gives the world hope to address climate change and any other negative outcome of business. This consumer is looking to use their spending power as a vote to shape the type of world they want to live in.

It is FruitCraft's intention to provide them with a new value proposition by marketing the company's structure to win their allegiance. We want consumers to know that when they buy from us they can rest easy at night knowing that the company is accountable to its community and that it won't tolerate negative outcomes that are preventable and unnecessary.



Consumer Attention

It's ideal that we seek to mainstream community ownership in the alcohol category first. It's one of the largest consumer industries in the nation ($250 billion spent annually) and occupies a unique cultural and social center of American life. We've also already seen consumer demand shape this industry and there is proof of concept that higher quality, experiential and tasty alcoholic options can migrate consumers in a meaningful way over a short period of time. That's because word of mouth is lubricated with alcohol. People take photos, they tell their friends. This wouldn't be the case if we were disrupting the toilet paper industry.

The Supply Side

In order to address climate change at scale the world will need consumers to act in concert to disrupt the marketplace and to take market share from their competitors. But it will also need viable alternatives on the supply side of the economic equation.
Without these alternatives consumers will default to buying from companies with the traditional "why" which will continue to consolidate wealth and decision making, continuing to put the planet and its inhabitants at risk. And since it's unreasonable to expect business owners to voluntarily share the ownership of their businesses FruitCraft wants to make launching other "social value enterprises" central to its mission.



The School of Social Value

During the growth of a FruitCraft concept profits are to be reinvested to capture more market share and to mature the profit-base of the company. But as the growth slows and there become more impactful places to invest the surplus profits, the funds will be contributed to the School of Social Value to meet the need consumers have for impactful places to spend their money.

The school will function as an incubator of other social value enterprises and will have the resources to launch them successfully.

The beautiful part is that these entrepreneurs don't need to come up with new concepts. These companies can launch with a differentiating value proposition that brings the same products to market as any of their competitors with the main difference being it's ownership structure, it's decision making, and its use of profits.

The School of Social Value cont.

The secret to having enough scale to solve climate change is found in the potential growth rate of immature companies (start up companies). It is common for new companies who find a successful and scalable path to market to grow by triple digits in their early years. Then by double digits and at maturity by single digits. By funneling FruitCraft's profits into start up enterprises the potential for scale is incredible. A single FruitCraft storefront can build to $1 million in annual profits in a 7 year horizon. If all of those annual profits were contributed to the School of Social Value it would have the means to launch 10 companies with $100k grants each. It would also help those companies form capital from their community-members or from other partnerships. It would also seek to share its customers whose desire is to use the rest of their "wallet share" to buy from companies who are modeled in the same way.

The contingency for these companies is that once they've matured their profits accordingly, they too will contribute their annual surplus to further the movement and to help democratize the ownership of businesses everywhere.



Example:

A FruitCraft location opens in San Francisco in 2020. It grows at triple and double digits before it matures its profits to $1 million per year in 2027. At that milestone it contributes these annual funds to the School of Social Value in San Francisco, where it will launch ten social value enterprises per year by partnering investors and consumers with each start up. This creates an exponential affect as each company will be maturing and then contributing its profits in the same way.

One Social Value Enterprise becomes ten. Ten becomes one hundred. One hundred becomes one thousand.

This slide contains future projections which cannot be gauranteed*



The End Game: Solving Climate Change

Imagine this could happen in every major metropolitan marketplace throughout the country and imagine hundreds of FruitCraft locations throughout the country. Imagine consumers, investors, founders and laborers working together to address climate change through the democratizing of business ownership.

This is why FruitCraft is in business and is raising money to accomplish its growth. Our end game is grow our profits to $1 Billion per year as soon as we can so that we can launch 10,000 social value enterprises per year and save our mother fucking planet!

The Goal of Social Value Capitalism

The goal of economic systems should be to produce value without producing any negative outcomes. When a system doesn't share the value produced fairly with those who are crucial in its production it should be evident that the system can be improved upon to create more fair outcomes. The design of the system should promote the success of all stakeholders in an economy. In the following slides you'll be introduced to the mechanics of an economic system that shows no favoritism and fairly distributes decision making and wealth on a merit basis with the ethic of sharing in mind.





FRUITCRAFT

Disrupting the Craft Alcohol Sector

Case Study :

The Craft
Beer Movement



The Craft Beer Movement took the beer industry by storm migrating $25 Billion in consumer spending from industry giants to local breweries over a 25 year period. For years the category grew by triple digits, then by double digits. But today, the craft beer category has matured and the growth rate has slowed to single digits.

The movement did however expose the changing of consumer preferences and paved the way for new craft beverages to capture the imagination of those who are looking for new experiences. Making way again for double and triple digit growth in new categories.

Path to Market:

The Tasting Room Model: Craft Beer's Disruption

In our study the driving force behind the craft beer movement was consumer demand created by the experience of the brewery tasting room. Even though all distribution paths to market were closed off in the early days of the movement due to MillerCoors' and Budweiser's market dominance, the category managed to emerge without the permission of the gatekeepers.

Anyone looking to establish a new craft beverage category needs to understand the potency of building brand and category through an experiential storefront.





The Market Opportunity
Emerging Craft Beverages

It is no longer enough for consumers to have one type of experience at a tasting room. At FruitCraft we've learned that our target demographic wants new, different, healthy and sustainable products even with their beverages.

Through our San Diego tasting room we've dispensed our products to tens of thousands of adventurous consumers. Their feedback and preferences have informed our offerings and have contributed to our understanding about what the marketplace is looking to get from producers and retailers of craft beverages.

So **What Do** the Next Wave of Craft Beverage **Consumers Want?**

Kombucha &
Hard Kombucha

Kombucha is a fermented, slightly alcoholic, lightly effervescent, sweetened black or green tea drink commonly intended as a functional beverage for its supposed health benefits. Many have touted it as a healthy alternative to soda. The category is expected to growth by 30% per year as demand for the product continues to mainstream.

Normally Kombucha contains negligible amounts of alcohol (less than 0.5%) but there are several producers making alcoholic versions and they have struggled keeping up with demand. FruitCraft makes both non-alcoholic and hard kombucha (5% alcohol)

Hard Cider

Hard Cider is an alcoholic beverage made from the fermentation of apples. The category is seeing a renaissance at the current moment. It was a widely commercially available product throughout U.S. history but after prohibition has been a very small part of the alcohol market. But producers all over the country have been popping up in recent years and have reignited consumers interest.





Mead

Mead is an alcoholic beverage made from the fermentation of honey. Like cider it's experiencing a rebirth as craft producers all over the country have begun experimenting with the beverage and making it available in their tasting rooms and in distribution. The category has also benefited from mentions in Harry Potter, Game of Thrones and other lore. Much of its history stretches back to the time of the vikings and evokes the feelings of an ancient beverage that was long lost.

Wine from Fruit

The history of the fermentation of fruit predates human civilization. Before mankind discovered how to brew grains into beer or rice into sake nature was already providing for mankind and animalkind this elixir. This is because the sugars in fruit are readily fermentable by yeast. And yeast have been around long before the dawn of man. Most cultures all over the world have a tradition of making alcohol out of fruit that is native to their regions.

Perhaps the most underated of the emerging craft beverage categories, wine made from fruit is destined to mainstream due to the familiarity of its ingredients and the agreeability of its flavor profiles.





Craft Spirits & Craft Cocktails

FruitCraft is making the most premium of all spirits. Spirits made from the fermentation and distillation of fruit. Most spirits are made from corn, grains, rice or potatoes. Those ingredients are low quality and commoditized.

Spirits made from fruit, or Eau De Vie, are poised to be the super premium choice of craft spirits enthusiasts who can appreciate the quality of ingredients used in its manufacturing. Eau De Vie also makes for a phenomenal craft cocktail ingredient and highly differentiates the cocktail experience at FruitCraft as one that cannot be had anywhere else.



Convergence at the Tasting Room:

Consumers looking to explore any of these craft beverage categories will be able to experience them all in the FruitCraft Tasting Room. While much of the tasting room focus at FruitCraft is on its beverages, patrons can also expect an approachable food menu for daytime service, happy hour and for dinner with plenty of vegan and gluten free options.

Social Value Franchise: FruitCraft Concept

The real plan for growth for FruitCraft is franchising the brand concept to other operators around the country looking to make a difference and a living at the same time.

Franchisees will be able to leverage all of the product and systems engineering we've developed to make a new concept launch turn-key and profitable in a short horizon.



Revenue Centers of the Storefront

Three Business Development Opportunities:



- Bar/Restaurant Patronage

- Membership Subscriptions

- Private Events



Forecasted Revenue Growth Restaurant/Bar

Year 1: Patronage $263k | 60 patrons per day

Year 2: Patronage $350k | 80 patrons per day

Year 3: Patronage $438k | 100 patrons per day

Year 4: Patronage $525k | 120 patrons per day

Year 5: Patronage $613k | 140 patrons per day

Year 6: Patronage $700k | 160 patrons per day

Year 7: Patronage $788k | 180 patrons per day

This slide contains future projections which cannot be gauranteed*

Revenue Center:

Membership Subscriptions



3 Membership Levels

· **Fan:** $35 per month | 10% off first $100 of visit

· **Friend:** $35 per month | $500 per year spent | 20% off first $100

· **Member-Owner:** $35 per month | $1,000 per year spent | 30% off first $100

*membership dues can be used as store credit

Matures over time to 2,000 members

Forecasted Membership Revenue Growth



Year 1: Membership $63k | 150 avg monthly subscribers

Year 2: Membership $168k | 400 avg monthly subscribers

Year 3: Membership $336k | 800 avg monthly subscribers

Year 4: Membership $546k | 1300 avg monthly subscribers

Year 5: Membership $672k | 1600 avg monthly subscribers

Year 6: Membership $777k | 1,850 avg monthly subscribers

Year 7: Membership $840k | 2000 avg monthly subscribers

This slide contains future projections which cannot be gauranteed*

Revenue Center:

Private Events



Weddings: $5,000-$30,000 per sale

Showers/Parties: $1,000-$2,500 per sale

This channel is the most transactional of all of the others and matures to having an average of 2 weddings and 5 showers/parties per weekend.



Forecasted Private Events Revenue Growth

Year 1: Events $150k | 40 showers, 10 weddings

Year 2: Events $350k | 80 showers, 25 weddings

Year 3: Events $700k | 100 showers, 40 weddings

Year 4: Events $1.15mil | 150 showers, 60 weddings

Year 5: Events $1.75mil | 200 showers, 80 weddings

Year 6: Events $2.2mil | 225 showers, 100 weddings

Year 7: Events $2.4mil | 250 showers, 110 weddings

This slide contains future projections which cannot be gauranteed*

Forecasted Revenue Growth: TOTAL

Year 1: $476k

Year 2: $868k

Year 3: $1.47 million

Year 4: $2.22 million

Year 5: $3.04 million

Year 6: $3.68 million

Year 7: $4.03 million

This slide contains future projections which cannot be gauranteed*



The FruitCraft Proof of Concept

· **2018 revenue:** Year 1 of FruitCraft Concept = $470,000

· $228k in restaurant, $182k in events, $60k in memberships

· **$241,476** in future event receivables as of March 2020.)

· 5 Star Reviews: <u>Link to Yelp Reviews</u>





New Location Costs

Establish a new FruitCraft Storefront

Design Improvements | $100k

Equipment | $200k (financing option)

Furniture | $50k (financing option)

Marketing | $50k

Burn Rate to Break Even | $150k

Total | $550k

Improvements / *Design Elements*

Building Exterior:
Signs · Walls · Lights

Building Interior:
Lights · Flooring · Walls ·
Plants · Photo Opps

Other Construction:
Floor Drains · Plumbing ·
Electrical







Equipment

Kitchen:
Hood · Range · Oven
Walk-ins · Misc

*many locations are already equipped

Fermentation Equipment :
Tanks · Pumps · Chiller · Misc.

Bar Equipment:
Cocktail Stations · Keg Fridges/Taps · POS
Equipment · Misc.

Furniture/Decor

Tables:
Live Edge · Communal
Tables · Marble Tables

Seating/Chairs($60K):
White vinyl · Velvet

Event Furniture:
Banquet Tables · Folding Chairs ·
Wedding Arch





FRUITCRAFT

Raise a Glass to Good

For more information please contact:

Alan Haghighi
Founder & CEO
alan@fruitcraft.com